23 October 2009

Company Announcements Office
Australian Securities Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009

HIGHLIGHTS

Production

- 14,072 ounces in September quarter. **69,310oz ounces for rolling 12 months.**
- Cash costs of A$907/oz (US$755/oz) for September quarter.
- Name plate throughput fundamentally achieved on 2Mtpa plant despite abnormal seasonal conditions.
- Oxide expansion study to increase plant to 3Mtpa and power generation study completed.
- Sulphide PFS stage 1 completed. Stage 2 metallurgical test work commenced.

Exploration

- Diamond drilling rate at Pigiput exceeds budget with 6,832m completed.
- Pigiput Results confirm grade and thickness with significant gold intersection reported.
- Pigibo definition continued with 4,001 metres of RC and 4 diamond core holes (760m) drilled to date in 2009

Corporate

- Off market offer for Australian Solomons Gold (ASG) announced 17 September.
- Realised gold price for quarter of A$1,023/oz (US$851/oz).
- No bank debt, A$15 million cash and hedging of 48,266oz remaining.
- TSX listing commenced and expected completion December 2009 quarter.

Outlook

- Production of ~ 80,000 oz in 2009/10 remains on track.
- Oxide Process plant expansion and various optimisation initiative investment decisions expected in December 2009 quarter.
- Sulphide pre-feasibility study progressing in time for completion.

SIMBERI GOLD PROJECT (ALD 100%) PAPUA NEW GUINEA

SIMBERI OXIDE GOLD PROJECT – OPERATIONS

Mining: Abnormally high rainfall limited gold production due to the inability to sequentially access the Sorowar mining area in accordance with the budgeted mine plan which resulted in the delivery of an overall lower ROM head grade of 1.03 g/t to the processing plant. Current mine planning initiatives in conjunction with the construction of all weather access roads to Sorowar and Pigiput mining areas will result in the grade mined during the December quarter to increase in line with the forecast over the remainder FY 2010.

Mining throughput increased by around 3% to 532,379 tonnes and processing throughput increased by around 6% to 489,256 tonnes despite the adverse climatic conditions.

A direct outcome of the recent plant maintenance initiatives and continuing optimisation programs has resulted in the processing plant performing within 4% of nameplate capacity and has maintained availability in excess of 90%. The recent and sustained performance of the plant at 2Mta provides confidence in the delivery and operation of the 3Mtpa oxide expansion plant.

Gold Production: Gold production declined by 15% to 14,072oz due to the lower realised grade. The production was directly impacted by the unseasonal weather conditions and management continues to assess and adjust mine planning and mining fleet requirements going forward. Additional mining equipment has been mobilised to site to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather.

Costs: As a direct consequence of incurring nameplate activity, but at a reduced head grade, the lower gold production had an adverse impact on cash costs. On an A$ basis, costs increased by around 18% for the quarter to AUD$839/oz (US$699/oz). As production returns to normalised levels a corresponding reduction in costs will occur throughout future periods.

Sales and Margins: Gold sold for the September quarter was 15,420oz at an average realised price of A$1036 /oz (US$862/oz). The philosophy of the company is to remain ahead of its scheduled hedge book commitments over the residual hedge book. Therefore it is likely that a ratio of around 50% spot and 50% hedging will be applied over the remainder of calendar 2009 in the absence of closing the hedge book out.

Expansion Studies: GR Engineering Services have completed an independent assessment relating to debottlenecking and optimisation of the existing process plant as well as a study to increase the plant capacity from its current name plate capacity of 2Mtpa to 3Mtpa which should result in gold production being increased to approximately 100,000oz p.a.

FY 2010 SUMMARY


Gold Production
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
14,072
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Costs p/oz
AUD
USD
950
850
750
650
550
450
350
250
907
755
651
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Tonnes Mined (QTR)
540,000
520,000
500,000
480,000
460,000
440,000
420,000
400,000
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Tonnes Processed (QTR)
540,000
520,000
500,000
480,000
460,000
440,000
420,000
400,000
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


g/t
Grade
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Recovery
88.0
87.0
86.0
85.0
84.0
83.0
82.0
81.0
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10

Chart One

Abnormally high rainfall has directly affected the gold production due to the inability to access the Sorowar mining area in accordance with budgeted mine plan which resulted in the delivery of an overall lower ROM head grade to the processing plant.

Despite these challenging conditions the operations managed to virtually achieve name plate capacity on mining and processing volumes.


Rainfall Days
28
21
14
7
0
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Days of Rainfall 2009
Dry days

Of all days available for mining during calendar 2009, a total of 76% have been severally rain affected. Equally during the September 2009 quarter 78% of all working days were rain affected.


Rainfall
Calendar 2009
MM
8,000
6,000
4,000
2,000
0
SOROWAR
Pigiput
Rainfall Average Annual 2005 - 2009
Actual Rainfall 2009 YTD (Sep 2009)

Current estimates indicate that the mining areas are experiencing a 1 in 10 year weather event.

SIMBERI METRICS

		Previous QTR Jun 2009	July - Sep 2009	Financial Year 2010
Waste Mined	tonnes	57,248	65,011	65,011
Ore Mined	tonnes	461,569	467,368	467,368
Total Mined	tonnes	518,827	532,379	532,379
Ore Processed	tonnes	462,471	489,256	489,256
Grade	g/t gold	1.27	1.03	1.03
Recovery	%	88.7	87.2	87.2
Gold Produced	oz	16,739	14,072	14,072
Gold Sold	oz	15,478	15,420	15,420
Average Realised Gold Price	A$/oz	929	1036	1036
	US$/oz	714	862	862
Operating Cash Cost $oz	A$/oz	771	907	907
	US$/oz	586	755	755

CORPORATE

On 17 September 2009 Allied Gold announced an agreed off-market takeover for Australian Solomons Gold (ASG).

- ASG shareholders will receive 0.85 Allied Gold shares for every one ASG share they own.
- The Offer implies a value of C$0.403 per ASG shares based on the closing price of Allied Gold shares on 16 September 2009 at a spot AUD/CAD exchange rate of A$1= C$0.930.
- The Offer represents a premium of 9% to the closing price of ASG shares on 15 September 2009 and is 35% higher than ASG's volume weighted average price for recent past period.
- The Offer is subject to Allied Gold receiving acceptances for 50.1% or more of the shares in ASG.

The Board of ASG have recommended the offer to all ASG shareholders subject to a superior proposal and Allied Gold has already commenced a process of engaging ASG corporate and operational management accordingly.

Allied Gold has secured the support of the major shareholder of ASG being Resource Capital Fund III L.P. (RCF) and as at 9 October 2009 it has received acceptances for ASG shares constituting 48.94% of ASG's issued shares, representing 45.11% on a fully diluted basis.

A full description of the pre bid agreement between Allied Gold and RCF as well as the complete offer terms and conditions can be found on the Allied Gold website or via the ASX announcement dated 29 September 2009 which includes the complete Bidders statement.

Investors will have exposure to a portfolio of high quality gold assets with exploration upside and significant production within the Pacific Rim of Fire. A combination of these two organisations will deliver significant value to both sets of shareholders, creating a company with 2.2M ounces of reserves and 6.7M ounces of resources and a near term production profile in excess of 300,000oz p.a. by 2013 financial year, through Allied Gold's planned organic oxide and sulphide expansions and the Gold Ridge project development.

Allied Gold has begun the process to seek a Toronto Stock Exchange (TSX) listing and has engaged the firms of Thomas Weisel Partners and Wildeboer Dellelce LLP to assist in this process.

CASH AND DEBT

	Sept 2009 Quarter A$ Million	3 months ended 30 September 2009 [1] A$ Million
Net cash provided by operating activities	(1.3)	(1.3)
Net cash used in investing activities	(6.0)	(6.0)
Net cash provided by financing activities	2.5	2.5
Net increase / (decrease) in cash and cash equivalents	**(4.8)**	**(4.8)**
Cash and cash equivalents at the beginning of the period	20.5	20.5
Cash and cash equivalent at the end of the quarter	**15.7**	**15.7**

(1) Unaudited numbers.

Cash flow from operations during the quarter was a result of a lower level of expected production and the philosophy of ensuring the company remains ahead of its scheduled hedge book program. In addition the last gold outturn equating to around 974oz was not recognised during the quarter as the gold was received on 1 October 2009.

Costs associated with the ASG off market takeover were immaterial during the September quarter with anticipated costs of between A$1M - A$2M expected during the December quarter depending on the final outcome of the proposed offer.

Cash flow from investing activities during the quarter included around A$1.6M of exploration activity and the residual amounts related to further payments on the diverse operational studies which include the Sulphide PFS and other activities including a Heavy Fuel Oil (HFO) study.

Cash flow from financing activities relates to various pieces of infrastructure that have been financed utilising an existing equipment financing facility.

GOLD AND HEDGING

In accordance with an original project financing undertaken for the construction of the Simberi plant, Allied Gold was required by its lenders to engage into a hedging program to provide comfort to its lenders of the cash flows going forward. Subsequently in March 2009 Allied Gold repaid the entire project financing facility and the residual hedge book is listed below.

Year Ending 30 June	FIXED US$700 OZ
FY 2010	28,112
FY 2011	20,154
TOTAL	**48,266**

SECURITIES ON ISSUE

As at 30 June 2009 issued securities comprised:

472,643,276 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM).

No. Of Options	Class of option	Exercise Price A$	Maturity Date
180,000	Unlisted options	$0.50	30 October 2009
3,400,000	Unlisted options	$0.45	31 December 2010
1,000,000	Unlisted options	$0.80	31 December 2010
1,000,000	Unlisted options	$1.00	31 December 2010
1,000,000	Unlisted options	$1.25	31 December 2010
1,000,000	Unlisted options	$1.50	31 December 2010
1,000,000	Unlisted options	$2.00	31 December 2010
1,699,427	Unlisted options	$0.31	31 December 2010
36,325,000 (1)	Unlisted options	$0.35	31 October 2011

(1) Of the 37,650,000 options expiring 31 October 2011: 10,000,000 vest upon Allied Gold producing 100,000oz of gold between the period of 1/10/08 – 31/12/09. 50% of this amount may vest if only 75,000oz ounces are produced; and 10,350,000 vest upon the share price reaching A$0.70.

(2) During the period no options were lapsed or were cancelled in line with the underlying conditions of their issuance.

PROJECT DEVELOPMENT -

SULPHIDE STUDY

Phase 1 sulphide metallurgical testwork was completed earlier in the year on samples that were retrieved from a diamond drill hole (SDH013) located north of the Pigiput area at SE Sorowar. The flotation testwork resulted in a mass pull of around 12% with approximately 85% gold recovery to produce a gold-pyrite concentrate grade of approximately 33g/t from feed ore with a head grade of about 2.8g/t gold, refer photograph 1, below. The concentrate also contained about 30% sulphur in the form of pyrite, which is hosting the gold. The company is also investigating regional treatment facilities for the treatment of its concentrates.

Phase 2 metallurgical testwork commenced in this quarter on two master composites samples that were prepared from 5 new dedicated diamond cored metallurgical holes drilled at Pigiput. The two composites represent (i) the hanging wall tuffs and (ii) the main zone and footwall alkali intrusives, and the testwork has covered flotation responses and comminution characterisation. Testwork on sulphide oxidation is planned by way of autoclaving & roasting trials, and mineralogical examination of the concentrates and the gold occurrence will be carried out.


31 MAR 2009

Photograph 1. Sulphide sample from SE Sorowar drill hole SDH013 that formed part of the test sample composite (2.79g/t Au, 2.1g/t Ag, 498ppm As, and 3.88% S)

Infill resource drilling at Pigiput totalled 6,832m for the quarter of which 6,452m were diamond core from 20 holes completed (SDH0032 to SDH051and 3 currently being drilled (SDH052 to SDH054), and 380m was reverse circulation samples from 2 drill holes (RC1805 & RC1805), refer to Figure 1.


PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
SEPTEMBER QTR 2009
209,500 mN
209,250 mN
209,000 mN
208,750 mN
44,000 mE
44,250 mE
44,500 mE
Pigiput
SDH013
SDH045
SDH043
SDH053
SDH048
SDH047
SDH035
SDH046
SDH052
RC1803
RC1804
RC1802
0
125
250
metres
N
Holes Drilled
Assays Received
Previous Drilling
Ropecon Path
5m Contours
Pit Outline
Creeks

Figure 1. Pigiput sulphide drilling September quarter 2009 (note top of figure SDH013 drill core used in Phase 1 metallurgical testing)

To maximise drilling time in steep terrain, the current Pigiput Sulphide Project core drilling programme is designed as sets of multiple radiating holes, drilled from 4 principal drill sites.

The holes are designed to increase the drill hole density in areas already known to be mineralised, refer to Figures 2 & 3).

The drill program is being carried out with company owned drill machines (availability of 2 diamond drills and two RC drills) and two contracted diamond drill machines.

The program has a total of 17,300 metres of planned drilling and about half of that is infill drilling to increase the sample density to about 40mx40m spacing. This infill drilling is nearing completion and the other half of the drilling is designed to step out and test mineralisation down dip and along strike. This drilling will be completed in the first quarter 2010 and at that time a new resource and reserve estimate will be determined.



Figure 2. Pigiput infill drilling hole layout. The red dots are piece points of existing drill holes at the main mineralised zone. Lines are traces for planned holes.

Assays results received in the quarter continues to confirms the grades and thickness of the gold mineralisation (refer to the exploration section for details and Figure 4 below) .



Figure 3, Pigiput cross section showing the fan drilling from common drill pad.


Pigiput Pit Design
SIMBERI GOLD PROJECT
PIGIPUT DEEPS
SCHEMATIC SECTION
44455mE
SEPTEMBER 2009
Resource Category
Measured
Indicated
Inferred
SDH040
SDH036
SDH041
SDH035
SDH033

Figure 4. Pigiput section 44455mEshowing recent drill intersections

Further significant drilling results were announced on 15th October 2009 from diamond drill core holes drilled at the Pigiput & Pigibo gold prospects undertaken during the September quarter. Below are the best down hole intercepts The latest drilling and assay results continue to define continuity and confirm the gold grade and width of the Pigiput mineralisation. The program has also identified gold mineralisation in the area between the Pigiput and Pigibo prospects.

Pigiput Core Drilling

Gold assays received from 7 diamond core holes drilled at the Pigiput Deposit.

The best down-hole intercept in each hole was:

- **SDH037** **15.0m @ 5.80g/t from 83.0m**
- **SDH038** **46.0m @ 1.01g/t from 135.0m**
- **SDH040** **78.0m @ 2.25g/t from 150.0m**
- **SDH041** **85.0m @ 3.98g/t from 157.0m**
- **SDH042** **103.4m @ 2.07g/t from 144.6m**
- **SDH043** **73.0m @ 1.28g/t from 117.0m**
- **SDH044** **24.0m @ 1.38g/t from 220.0m**

PROJECT DEVELOPMENT

OXIDE DEVELOPMENT

The 3Mtpa oxide process plant expansion study has been completed. The main areas that would require major expansion were identified as:

- Comminution
- Leaching
- Tailings disposal

The study looked at 3 main comminution options including:

1. Duplication of the existing ore feed and comminution circuit with a second dump pocket, scrubber and ball mill.
2. New dump pocket with SAG (semi autogenous grinding) mill in series with the a new regrind ball mill.
3. New dump pocket with SAG mill in series with the existing ball mill

Capital costs of all three options were very similar being about A$28M and the operating cost for all options fell between A$13 to A$14/t ore. The leaching circuit would require installation of an additional two 2,500m3 leach tanks and the existing leach tank would be used as the 6th absorption tank.

The additional tailing could be accommodated in the current tailings disposal system if a thickener was incorporated in the circuit and this has been included in the costs.

Various other plant components would also need upgrading to accommodate 3Mtpa throughput including; pumps, cyclones, screens, conveyors, elution column, and electrowinning cells. GRES have also recommended introduction of oxygen into the leach tanks and this would be achieved with the installation of a 5tpd pressure swing absorption plant.

The preferred expansion option is a SAG mill that incorporates use of the existing ball mill with two new CIL tanks, tailing thickener and appropriate upgrades of existing equipment to achieve 3Mpta with +20% additional inbuilt capacity, refer Figure 4. An environmental assessment has been commissioned to allow for permit application for operational expansion.

Plant expansion construction is currently estimated at 60 weeks however if a used SAG mill can be obtained this will reduce the schedule by approximately 15 to 20 weeks and would result in the expansion being completed before the end of calendar year 2010.



Figure 4 Simberi oxide plant expansion general arrangement

A power generation study was completed that looked at replacing the Heavy Fuel Oil (HFO) generating units with HFO sets as well as a coal fired power station. The study concluded that the Simberi project in its current configuration does not have enough mine life or power demand for a coal fired power station but that HFO could provide cost saving over the current diesel operations.

Part of the plant expansion study was a debottlenecking analysis and the company has commenced implementing some of the optimisation recommendations including:

- Installation of a second leach feed pipeline
- Larger intertank screens for the CIL tanks
- De-gritting spiral plant Installation of the replacement elution column using existing column as an acid wash vessel.
- Design and installation of a lime slaking plant
- Modifications to the Sorowar dump pocket and upgrade of the Doppelmayr RopeCon transporting systems to deliver 600 wet tph to the Pigiput process plant.
- Incorporation of a scats crusher and conveying system was completed in the September quarter.

Plant debottlenecking (optimisation) is estimated to be approximately A$3.7M which includes a scats crushing circuit which has already been installed and commissioned at a cost of A$1.4M. The plant optimisation activities are scheduled to be completed by end of first quarter 2010.

The Scoping Study has highlighted the sensitivity of project economics to power (diesel as well as other process reagents) cost and a power options study that is looking at HFO and coal as alternatives to diesel generated power. Lime calcining on site using coronus as a feed stock is being investigated as well as better quality process water. These studies will be completed in July.

EXPLORATION

SIMBERI ISLAND - EXPLORATION

Exploration drilling was carried out in the Jun '09 Qtr on the adjacent Pigiput and Pigibo Prospects in the central part of Simberi Island mining permit ML136, Figure 1.


PIGIBO & PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
SEPTEMBER QTR 2009
44,000 mE
44,500 mE
metres
Simberi Island
Pigibo
209,000 mN
Pigiput
Botlu South
Holes Drilled
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Haul Road
Creeks

Figure 1 Pigibo - Pigiput Prospects - Collar locations of holes drilled prior to (grey) and during (blue) September Qtr 2009. Holes with results received marked in magenta.

PIGIPUT

Twenty one core holes (SDH032 to SDH050, SDH052 and SDH053), for 5,993 m, were drilled at Pigiput Prospect, Figure 2, as part of the Pigiput Sulphide Resource drill-out programme. The programme's objectives include:

- Increasing the drill hole density to allow the bulk of the in-pit Pigiput sulphide Inferred resources to be upgraded to Indicated
- Testing the known Pigiput mineralization further down dip;
- Extending drill coverage to the western limit of the proposed pit (240m west of known mineralisation); and
- Extending drilling coverage of the shallow dipping Pigiput surface 240m NE of the present limit of the proposed pit.

A further 4 reverse circulation (RC) holes for 722m were drilled to test the western limits of the Pigiput deposit, between it and the Pigibo deposit along strike to the west.


PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
SEPTEMBER QTR 2009
44,000 mE
44,500 mE
209,000 mN
208,500 mN
0
125
250
metres
Pigiput
SDH043
SDH045
SDH053
SDH047
SDH048
SDH052
RC1803
RC1804
RC1802
Holes Drilled
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Creeks
5m Contours

Figure 2 Pigiput Prospect - Exploration Drilling Status - June Qtr 2009

The drilling at Pigiput produced a series of down hole intercepts that confirmed the moderately north dipping structural model, the continuity and tenor of gold mineralization. The drilling also extended the mineralization to the north.

Analytical results were received for samples from 10 diamond holes, with the best down hole intercept per hole being:

- **SDH029** **31.5m @ 5.63g/t Au from 93.0m**
- **SDH030** **6.3m @ 4.57g/t Au from 126.7m**
- **SDH032** **43.0m @ 1.26 g/t Au from 38.0m**
- **SDH033** **60.0m @ 3.79g/t Au from 118.0m**
- **SDH034** **12.4m @ 4.15g/t Au from 151.0m**
- **SDH035** **43.0m @ 1.42g/t Au from 125.0m**
- **SDH036** **60.0m @ 1.62g/t Au from 119.0m**
- **SDH037** **15.0m @ 5.80g/t Au from 83.0m**
- **SDH038** **46.0m @ 1.01g/t Au from 135.0m**
- **SDH039** **25.0m @ 2.59g/t Au from 188.0m**
- **SDH040** **78.0m @ 2.25g/t from 150.0m, incl. 7.0m @ 3.77g/t from 162.0m**
- **SDH041** **85.0m @ 3.98g/t from 157.0m, incl. 3.0m @ 49.8g/t from 213.0m**

Drilling and assays results received to date confirm the gold grades and extent of the sulphide mineralisation at Pigiput. Sections illustrating the relationship of core holes SDH033, SDH035 and SDH036 with respect to the previous resource block model are presented below in Figure 3. SDH040 and SDH041 are also illustrated with interpreted 0.5g/t and 1.0g/t cut-off mineralised zones, Figure 4.


SDH039
Pigiput Pit Design
OXIDE
SULPHIDE
SDH033
SDH036
SDH035
PIGIPUT DEPOSIT
44480mE
SCHEMATIC SECTION
AUGUST 2009
Resource Category
Measured
Indicated
Inferred

Figure 3 Pigiput Prospect - Drill Section 44480mE (looking west) illustrating down hole intercepts in holes reported during the Sep '09 Quarter, SDH033, SDH035 and SDH036


OXIDE
SDH039
SDH041
assays pending
50m
metres
SDH040
assays pending
SDH042
assays pending
4.3m @ 11.6g/t Au
3.0m @ 4.12g/t Au
13.3m @ 1.96 g/t Au
17.9m @ 7.41g/t Au
18.0m @ 4.21g/t Au
12.0m @ 1.94g/t Au
27.0m @ 1.92g/t Au
1.0 g/t Envelope
8.0m @ 2.43 g/t Au
SULPHIDE
SDH036
SDH035
SDH033
PIGIPUT DEPOSIT
44480mE
SCHEMATIC SECTION
AUGUST 2009
0.5 g/t Envelope
Au assay > 0.5g/t

Figure 4 Pigiput Prospect - Drill Section 44480mE, looking west, showing gold mineralization as down hole intercepts (1.0g/t cut-off) in holes SDH033, SDH034 and SDH035 and interpreted mineralized envelopes.

At Pigiput, gold mineralisation is associated with a moderately north dipping, east-west striking structural surface that can be interpreted across the entire extent of the deposit. The surface is recognised in core holes as a zone of contorted bedding and shearing. Gold grades are generally highest at the main surface and significant mineralisation may occur in subsidiary structures above and to a lesser extent below it. The main surface, interpreted as a fault zone, also marks a change from clay-pyrite and silica-carbonate-pyrite alteration zones in the brecciated tuff and porphyry host rocks at and above it to chlorite dominated alteration below.

To facilitate drilling in steep terrain, the current Pigiput Sulphide Project core drilling programme is designed as sets of multiple radiating holes, drilled from 4 principal drill sites. The holes are designed to increase the drill hole density in areas already known to be mineralised and include drilling directions that pierce the mineralised envelopes at oblique angles relative to their dip and strike.

The true width of a down hole intercept varies depending on the angle the hole intersects the mineralised structures. In vertical holes SDH029 and SDH033, the true width of mineralisation is estimated to be approximately 90% and 97% of the reported down hole length. For inclined holes, SDH035 and SDH036, true width is estimated to be approximately 100% and 80% of the down hole intercept length. In the case of SDH040 and SDH041, true width of mineralisation in is estimated to approximately the same as the reported down hole length.

A full set of down hole intercepts in diamond core holes, defined using a 0.5 g/t assay cut-off, are tabled below:

Table 1 Pigiput Prospect - Down Hole Gold Intercepts – September Qtr 2009

Hole ID	TIG North	TIG East	RL (m)	Dip/Azim	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH029	**208999.3**	**44438.9**	**199.8**	**-90 / 180**	**0.0**	**214.9**		**1.32**	
			loss 0.2m		25	28	3.0	1.06	OX
			loss 0.2m		42	47	5.0	1.36	OX
			loss 0.1m		49	51	2.0	1.11	OX
					67	69.5	2.5	5.70	OX
			loss 0.5m		84	87	3.0	1.98	SU
			loss 3.7m		93	124.5	31.5	5.63	SU
			loss 0.7m	*incl*	*93*	*110*	*17.0*	*7.41*	*SU*
			loss 0.4m	*incl*	*95*	*103*	*8.0*	*10.52*	*SU*
				incl	*105*	*107*	*2.0*	*15.20*	*SU*
			loss 1.0m	*incl*	*111.8*	*114*	*2.2*	*1.12*	*SU*
			loss 0.6m	*incl*	*117*	*124*	*7.0*	*6.68*	*SU*
			loss 2.1m		199	214.9	15.9	1.84	SU
				incl	*199*	*201*	*2.0*	*9.94*	*SU*
Total core loss = 21.5m									
SDH030	**209042.9**	**44318.5**	**223.8**	**-67 / 180**	**0.0**	**207.2**		**0.63**	
			loss 0.4m		38.3	47.0	8.7	1.74	TR
				incl	*38.3*	*40.0*	*1.7*	*3.29*	*TR*
					53.0	63.0	10.0	1.63	TR
				incl	*57.8*	*59.5*	*1.8*	*2.66*	*TR*
					126.7	130.4	3.6	7.41	SU
				incl	*127.5*	*129.7*	*2.2*	*11.1*	SU
			loss 0.1m		139.0	143.0	4.0	4.21	SU
				incl	*140.0*	*141.7*	*1.7*	*8.03*	*SU*

					loss 0.2m		180.0	181.7	1.7	4.43	SU
Total core loss = 5.0m											
SDH032	209006.7	44549.7	260.6	-60 / 278			0.0	407.6		1.15	
					loss 9.8m		41.0	63.0	22.0	0.92	OX, TR
					loss 0.8m	*incl*	*43.0*	*45.0*	*2.0*	*1.69*	*OX*
					loss 3.7m		66.0	81.0	15.0	2.06	OX, TR
					loss 2.0m	*incl*	*68.0*	*71.3*	*3.3*	*2.33*	*OX*
						and	*75.0*	*79.0*	*4.0*	*3.75*	*OX,TR*
					loss 0.1m		123.0	127.0	4.0	1.84	SU
						incl	*129.0*	*131.8*	*2.8*	*1.96*	*SU*
					loss 0.1m		148.3	149.9	1.6	29.1	SU
						incl	*148.3*	*149.0*	*0.7*	*61.0*	*SU*
							169.0	176.0	7.0	20.4	SU
						incl	*169.0*	*172.0*	*3.0*	*51.4*	*SU*
							185.9	189.0	3.1	14.5	SU
					loss 0.4m		206.0	207.7	1.7	1.79	SU
							239.0	241.0	2.0	1.20	SU
							270.0	272.0	2.0	5.45	SU
							280.0	282.0	2.0	1.51	SU
					loss 4.8m		318.0	324.0	7.0	0.78	SU
							349.0	352.0	3.0	7.11	SU
						incl	*349.0*	*350.0*	*1.0*	*17.7*	*SU*
							360.0	364.0	4.0	3.38	SU
						incl	*360.0*	*361.0*	*1.0*	*11.2*	*SU*
							394.0	395.0	1.0	4.72	SU
Total core loss = 45.9m											
SDH033	209201.7	44480.6	177.4	-90 / 360			0.0	358.1		0.95	
							0.0	2.0	2.0	1.06	OX
							43.0	45.0	2.0	1.67	SU
							57.0	65.0	8.0	1.64	SU
							97.5	100.9	3.3	1.54	SU
					loss 0.9m		119.0	136.9	17.9	7.41	SU
					loss 0.6m	*incl*	*120.6*	*125.7*	*5.1*	*11.3*	*SU*
						incl	*121.4*	*122.0*	*0.6*	*29.2*	*SU*
						and	*128.7*	*132.2*	*3.5*	*8.24*	*SU*
						and	*134.2*	*135.0*	*0.8*	*23.8*	*SU*
							139.0	157.0	18.0	4.21	SU
						incl	*145.0*	*146.0*	*1.0*	*22.2*	*SU*
						and	*149.0*	*150.0*	*1.0*	*7.67*	*SU*
							163.0	166.0	3.0	1.30	SU
							228.0	232.0	4.0	1.31	SU

					241.0	244.0	3.0	1.58	SU
					305.0	307.0	2.0	1.48	SU
					320.0	324.0	4.0	2.04	SU
Total core loss = -0.9m									
SDH034	209134.8	44670.8	235.9	-73 / 320	0.0	238.1		0.74	
					0.0	2.0	2.0	1.45	OX
					5.0	7.0	2.0	2.67	OX
					12.0	14.0	2.0	1.13	OX
					129.0	138.0	9.0	2.44	SU
				incl	131.0	135.0	4.0	3.05	SU
					156.0	163.4	7.4	6.52	SU
				incl	156.6	163.0	6.4	7.32	SU
					166.0	169.0	3.0	1.28	SU
					171.0	174.0	3.0	1.55	SU
					177.0	185.5	8.5	2.96	SU
				incl	177.0	182.0	5.0	4.07	SU
Total core loss = -1.3m									
SDH035	209201.1	44481.3	177.4	-67 / 180	0.0	280.0		0.62	
					116.0	121.2	5.2	9.48	SU
			loss 0.9m		125.0	168.0	43.0	1.42	SU
				incl	117.0	119.0	2.0	23.2	SU
				and	134.0	135.0	1.0	8.56	SU
				and	145.0	158.0	13.0	1.96	SU
				incl	147.0	150.0	3.0	3.74	SU
				and	161.0	167.0	6.0	1.61	SU
					201.0	220.0	19.0	1.42	SU
				incl	203.7	208.0	4.3	3.43	SU
					259.0	263.0	4.0	0.80	SU
Total core loss = 3.75m									
SDH036	209201.4	44479.9	177.3	-67 / 360	0.0	290.8		0.70	
					0.0	82.0	unsampled		
					119.0	179.0	60.0	1.62	SU
				incl	119.0	131.0	12.0	1.94	SU
				and	134.0	161.0	27.0	1.92	SU
				incl	151.0	153.0	2.0	3.58	SU
				and	156.0	158.0	2.0	2.89	SU
					163.0	167.0	4.0	1.43	SU
					171.0	173.0	2.0	1.74	SU
					175.0	177.0	2.0	1.07	SU
					183.0	193.0	10.0	1.09	SU
				incl	184.0	187.0	3.0	1.75	SU
					190.0	192.0	2.0	1.10	SU

			213.0	225.0	12.0	0.72	SU
		incl	***214.0***	***216.0***	***2.0***	***1.15***	***SU***
Total core loss = -1.3m							

SDH037	209005.8	44550.5	260.6	-90 / 360	0.0	177.7		0.83	
Pigiput			loss 0.6m		50.0	73.0	23.0	1.36	OX
			loss 0.6m	*incl*	*50.0*	*57.0*	*7.0*	*2.48*	OX
			loss 0.2m	*incl*	*55.0*	*56.0*	*1.0*	*5.99*	OX
				and	*67.0*	*72.0*	*5.0*	*1.41*	OX
			loss 3.4m		83.0	98.0	15.0	5.80	OX, TR
			loss 1.1m	*incl*	*85.0*	*93.7*	*8.7*	*9.65*	OX, TR
			loss 0.5m	*incl*	*89.6*	*93.7*	*4.1*	*18.7*	TR
				incl	*90.6*	*91.6*	*1.0*	*50.9*	TR
Total core loss = -31.0m									
SDH038	209008.8	44551.8	260.3	-50 / 0	76.5	368.2		0.77	
Pigiput					0.0	76.5	unsampled		
					78.0	110.0	32.0	1.01	TR, SU
				incl	*96.0*	*99.0*	*3.0*	*2.29*	*SU*
					114.0	128.0	14.0	0.89	SU
				incl	*118.0*	*123.0*	*5.0*	*1.19*	*SU*
			loss 4.6m		135.0	181.0	46.0	1.01	OX, TR, SU
			loss 1.3m	*incl*	*136.0*	*143.0*	*7.0*	*1.74*	*OX*
			loss 0.9m	*and*	*166.0*	*173.0*	*7.0*	*1.72*	*OX, TR*
				incl	*169.0*	*171.0*	*2.0*	*3.66*	*TR*
					198.0	205.0	7.0	0.76	SU
					210.0	216.0	6.0	0.98	SU
			loss 5.1m		228.0	274.0	46.0	1.12	SU
				incl	*229.0*	*233.0*	*4.0*	*4.19*	*SU*
				incl	*231.0*	*233.0*	*2.0*	*5.96*	*SU*
			loss 4.3m	*and*	*241.0*	*251.0*	*10.0*	*1.46*	*SU*
			loss 1.2m	*incl*	*247.0*	*250.0*	*3.0*	*2.94*	*SU*
			loss 1.5m		279.0	296.0	17.0	0.82	SU
			loss 0.3m	*incl*	*282.0*	*292.0*	*10.0*	*1.07*	*SU*
			loss 1.4m		302.0	308.0	6.0	1.20	SU
			loss 0.2m	*incl*	*303.0*	*306.0*	*3.0*	*2.07*	*SU*
					327.0	334.0	7.0	1.30	SU
			loss 0.9m		341.0	368.8	27.8	0.75	SU
				incl	*364.0*	*368.0*	*4.0*	*1.75*	*SU*
Total core loss = -18.05m									
SDH040	209204.4	44480.3	177.1	-50 / 205	89.1	350.1		0.91	
Pigiput					0.0	89.1	unsampled		
					126.0	127.0	1.0	5.90	SU
			loss 0.1m		133.0	146.0	13.0	0.80	SU
				incl	*137.0*	*139.0*	*2.0*	*1.40*	*SU*
			loss 8.7m		150.0	228.0	78.0	2.25	SU
			loss 8.6m	*incl*	*156.0*	*219.0*	*63.0*	*2.65*	*SU*

			loss 0.1m	*incl*	***162.0***	***169.0***	***7.0***	***3.77***	***SU***
				incl	***166.0***	***167.0***	***1.0***	***8.64***	***SU***
			loss 0.6m	*and*	***179.0***	***183.0***	***4.0***	***7.12***	***SU***
			loss 0.3m	*incl*	***180.0***	***182.0***	***2.0***	***10.4***	***SU***
			loss 3.9m	*and*	***185.0***	***191.0***	***6.0***	***1.30***	***SU***
				incl	***193.0***	***195.0***	***2.0***	***3.99***	***SU***
			loss 0.35m	*and*	***196.0***	***201.0***	***5.0***	***4.50***	***SU***
			loss 0.35m	*incl*	***196.0***	***200.0***	***4.0***	***5.75***	***SU***
				and	***206.0***	***210.0***	***4.0***	***4.82***	***SU***
					311.0	313.0	2.0	6.09	SU
				incl	***311.0***	***312.0***	***1.0***	***11.0***	***SU***
Total core loss = -10.65m									
SDH041	**209204.1**	**44480.1**	**177.2**	**-73 / 225**	**89.0**	**289.0**		**1.86**	
Pigiput					0.0	89.0	unsampled		
					101.0	106.0	5.0	0.93	SU
					141.0	144.0	3.0	2.55	SU
					150.0	153.0	3.0	1.25	SU
					157.0	242.0	85.0	3.98	SU
				incl	***163.0***	***178.0***	***15.0***	***4.10***	***SU***
				incl	***165.0***	***168.0***	***3.0***	***13.0***	***SU***
				and	***171.0***	***177.0***	***6.0***	***5.27***	***SU***
				incl	***176.0***	***177.0***	***1.0***	***10.4***	***SU***
				and	***193.0***	***219.0***	***26.0***	***8.54***	***SU***
				incl	***204.0***	***206.0***	***2.0***	***10.8***	***SU***
				and	***213.0***	***216.0***	***3.0***	***49.8***	***SU***
				incl	***215.0***	***216.0***	***1.0***	***103.0***	***SU***
				incl	***218.0***	***219.0***	***1.0***	***5.14***	***SU***
Total core loss = 0m									
SDH042	**209205.3**	**44479.0**	**177.1**	**-55 / 223**	**115.0**	**339.0**		**1.11**	
Pigiput					0.0	115.0	unsampled		
					131.0	138.0	7.0	1.49	SU
				incl	***131.6***	***134.0***	***2.4***	***3.00***	***SU***
			loss 1.9m		144.6	248.0	103.4	2.07	SU
				incl	***147.2***	***175.0***	***27.8***	***4.38***	***SU***
				incl	***159.0***	***163.0***	***4.0***	***16.7***	***SU***
				incl	***161.0***	***162.0***	***1.0***	***43.9***	***SU***
				and	***169.0***	***171.0***	***2.0***	***7.32***	***SU***
			loss 0.2m	*and*	***177.0***	***187.0***	***10.0***	***1.60***	***SU***
			loss 0.1m	*and*	***194.0***	***195.0***	***1.0***	***6.91***	***SU***
			loss 0.6m	*and*	***202.0***	***220.0***	***18.0***	***1.82***	***SU***
				incl	***206.0***	***207.0***	***1.0***	***8.82***	***SU***
				and	***225.0***	***229.0***	***4.0***	***1.12***	***SU***
					260.0	264.0	4.0	1.24	SU

Total core loss = -3.15m

SDH043	209110.9	44299.9	190.2	-77 / 040	50.0	312.8		0.95	
Pigiput					0.0	50.0	unsampled		
					117.0	151.0	34.0	2.18	SU
				incl	***117.0***	***144.0***	***27.0***	***2.51***	***SU***
				incl	***119.0***	***123.0***	***4.0***	***3.15***	***SU***
				and	***133.0***	***136.0***	***3.0***	***5.69***	***SU***
				and	***140.0***	***143.0***	***3.0***	***3.57***	***SU***
				and	***147.0***	***149.0***	***2.0***	***1.19***	***SU***
					155.0	199.0	44.0	1.21	SU
				incl	***158.0***	***189.0***	***31.0***	***1.42***	***SU***
				and	***194.3***	***197.0***	***2.7***	***1.13***	***SU***
			loss 0.8m		207.0	280.0	73.0	1.28	SU
				incl	***213.0***	***214.0***	***1.0***	***1.77***	***SU***
			loss 0.8m	*and*	***221.0***	***256.0***	***35.0***	***1.87***	***SU***
				incl	***232.0***	***233.0***	***1.0***	***8.64***	***SU***
				and	***242.0***	***248.0***	***6.0***	***2.60***	***SU***
				and	***264.9***	***268.2***	***3.3***	***1.95***	***SU***

Total core loss = -4.4m

SDH044	209005.4	44547.7	276.6	-70 / 180	199.0	268.1		0.57	
Pigiput					0.0	199.0	unsampled		
			loss 0.2m		220.0	244.0	24.0	1.38	SU
				incl	***229.0***	***236.0***	***7.0***	***3.91***	***SU***
				incl	***232.0***	***234.0***	***2.0***	***9.24***	***SU***

Total core loss = -3.5m

NOTES: For holes SDH029 to SDH034, down hole intercepts are determined using a cut-off of 1.0 g/t Au and minimum 2m length.
For holes SDH035 to SDH044, broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and minimum 5m length.
In both cases intercepts may include material below cut-off but no more than 2 (or 5) sequential meters of such material and except where the average drops below the assay cutoff. Selvage is only included where its average grade exceeds the assay cut-off.
Applying a min 2m down hole length and max 2 sequential metres for included sub-grade, supplementary cutoffs of 1.0 g/t (for holes SDH035 to SDH044), 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied. The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied. The samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by ALS Laboratory Group, Townsville Qld.

Reverse circulation (RC) drilling was used to test the western limit of the Pigiput planning pit shell (illustrated in Figure 2 above) and assay results were received for two holes, RC1802 and RC1803. These holes confirmed the presence of narrow zones of gold mineralization between the two deposits, Table 2 and Figure 6 below.

Table 2 Pigiput Prospect - >0.5 g/t Au Mineralised Intercepts – September Qtr 2009 (fire assays by ALS)

Hole	TIG North	TIG East	RL (m)	Dip/Azio	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1802	208963.4	44160.7	244.5	-60 / 180	0.0	122.0		0.49	
					28.0	37.0	9.0	1.09	TR
				incl	***29.0***	***32.0***	***3.0***	***1.26***	***TR***
				and	***35.0***	***37.0***	***2.0***	***1.37***	***TR***
					73.0	80.0	7.0	1.26	OX, TR
				incl	***74.0***	***79.0***	***5.0***	***1.47***	OX, TR
					91.0	108.0	17.0	1.07	OX, TR, SU
				incl	***99.0***	***107.0***	***8.0***	***1.54***	***OX, TR***
RC1803	209038.3	44081.4	225.3	-60 / 180	0.0	116.0		0.69	
					25.0	28.0	3.0	1.49	SU
					50.0	54.0	4.0	1.01	SU
				incl	***52.0***	***54.0***	***2.0***	***1.35***	***SU***
					57.0	63.0	6.0	1.57	TR, SU
				incl	***59.0***	***63.0***	***4.0***	***2.00***	***TR, SU***
					80.0	89.0	9.0	1.71	TR, SU
				Incl	***80.0***	***83.0***	***3.0***	***2.53***	***TR, SU***
				and	***86.0***	***88.0***	***2.0***	*2.55*	***TR***
					107.0	108.0	1.0	17.0	SU
					111.0	115.0	4.0	0.65	SU
					148.0	157.0	9.0	2.31	TR, SU
				incl	***149.0***	***152.0***	***3.0***	*3.70*	***TR, SU***
				incl	***149.0***	***150.0***	***1.0***	*7.72*	***TR, SU***
				and	***154.0***	***156.0***	***2.0***	***3.79***	***TR, SU***
					177.0	180.0	3.0	0.76	SU
					182.0	190.0	8.0	3.60	SU
				incl	***182.0***	***188.0***	***6.0***	***4.53***	***SU***
				Incl	***182.0***	***184.0***	***2.0***	***10.1***	***SU***
					194.0	197.0	3.0	1.99	SU
				Incl	***194.0***	***196.0***	***2.0***	***2.66***	***SU***

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and minimum 5m length. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Applying a min 2m down hole length and max 2 sequential metres for included sub-grade, supplementary cutoffs of 10.g/t, 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied. The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied. The samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by ALS Laboratory Group, Townsville Qld.

PIGIBO

Diamond core and reverse circulation drilling at the Pigibo Prospect, Simberi Island, continued the on-going testing of the area of the previously published Inferred Resource of 2.1Mt @ 1.1g/t Au for 74Koz Au (see Allied Gold Limited Annual Report 2006). The current drill results confirm that the Pigibo deposit is likely to increase in size from previously stated resource numbers.

The Pigibo Prospect is centred 800 metres west of the Pigiput Deposit Figure 1 which is currently the subject of a sulphide resource drill-out programme and scoping study (as outlined in Allied Gold Ltd press release dated 15 June 2009). Both deposits wholly occur within ML136, the mining lease on Simberi Island, owned 100% by Allied Gold Limited.

To date in 2009, 33 reverse circulation (RC) holes for 4,001 metres and 4 diamond core holes (760m) have been drilled on 11 north-south sections 50m apart, testing the Pigibo Prospect over approximately 600m of strike length.

Intercepts made by the second phase of 19 RC holes, RC1781 to RC1799, were announced in the Allied Gold Ltd June 2009 Quarterly Report and included notable gold intersections of:

- **RC1785 22m @ 3.40g/t from 98m**
- **RC1787 20m @ 2.01g/t from 82m**
- **RC1790 47m @ 2.84g/t from 63m**
- **RC1792 27m @ 4.64g/t from 93m**
- **RC1794 28m @ 8.54g/t from 30m**
- **RC1796 21m @ 3.43g/t from 71m**

Assay results were received in the September Quarter for diamond core holes, SDH025, SDH028 and SHD031, and included a best intercept of 31m @ 4.55g/t Au from 100m in SDH031. A complete table of intercepts is presented below Table 3.

Core hole SDH031 successfully twinned and extended previously reported RC hole RC1792 (27m @ 4.64 from 93m), as illustrated in Figure 6 below.

A third phase of RC drilling is in progress, with an additional 5 RC holes (712m) and one diamond hole completed in the September Quarter. A further 2,000m of RC and diamond drilling is planned to complete Phase III.

Assay results were received for a single RC hole, RC1806, drilled at the eastern limit of the Pigibo deposit, including a best intercept of 10m @ 1.52g/t from 89m Table 4.

Gold mineralization is associated with arsenian pyrite and slightly elevated copper values (average 169ppm) and otherwise low base metals levels, similar to the upper parts of the Pigiput Deposit. Host rocks are predominantly tuffs with minor porphyritic intermediate intrusive. Drilling is continuing with the objective of defining the extent of the mineralisation by the end of the December 2009 quarter.


PIGIBO DEPOSIT
SEPTEMBER QTR 2009
43,500 mE
44,000 mE
0
125
250
metres
209,000 mN
208,500 mN
Pigibo
SDH051
RC1808
RC1809
RC1807
RC1806
Botlu South
Holes Drilled
Assays Received
Creeks
Previous Drilling
Pit Outline
Haul Road
5m Contours

Figure 5 Pigibo Prospect - Collars and projected traces of holes drilled in September Qtr 2009


N
50m
metres
RC781
RC047
RC857
RC851
OXIDE
RC1792
27m @
3.24 g/t Au
SULPHIDE
RC1777
0.5 g/t Envelope
1.0 g/t Envelope
SDH031
PIGIBO DEPOSIT
43700mE
SCHEMATIC SECTION
AUGUST 2009
Auassay>0.5g/t

Figure 6 Pigibo section 43700mE showing core hole SDH031 (31m @ 4.55g/t), drilled to twin and extend RC1792 (27m @ 4.64g/t open at depth) reported Sep '09 Qtr.

Table 3 Pigibo Prospect - >1.0 g/t Au Mineralised Intercepts in Diamond Core holes - reported Sep Qtr 2009

Hole ID	TIG North	TIG East	RL (m)	Dip/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH025	208919.5	43747.5	249.8	-60 / 180	0.0	207.4		0.38	
				loss 0.7m	3.0	5.1	2.1	1.55	OX, TR
					11.0	24.9	13.9	2.32	OX, TR, SU
					72.4	75.0	2.6	1.17	TR,SU
					177.0	179.0	2.0	1.64	SU
					202.6	207.4	4.8	1.74	SU
Total core loss = 2.7m									
SDH028	209038.3	43503.3	225.1	-60 / 180	0.0	165.7		0.65	
				loss 1.7m	2.0	6.6	4.6	0.71	OX
					34.2	39.0	4.8	2.95	SU
				loss 0.5m	49.0	54.0	5.0	1.10	SU
					116.0	118.0	2.0	10.16	SU
				loss 0.1m	126.0	129.0	3.0	7.70	SU
Total core loss = 7.3m									
SDH031	208950.1	43701.2	233.8	-60 / 180	0.0	198.9		1.19	
			loss 0.3m		2.0	4.0	2.0	1.22	OX
			loss 0.2m		21.0	25.0	4.0	2.37	OX
					67.0	69.0	2.0	1.23	OX
					78.0	97.0	19.0	1.95	OX, TR
				incl	***96.0***	***97.0***	***1.0***	***5.38***	***TR***
			loss 2.1m		100.0	131.0	31.0	4.55	OX, TR
			loss 0.1 m	***incl***	***103.0***	***105.0***	***2.0***	***2.78***	***OX***
				and	***117.0***	***130.0***	***13.0***	***8.63***	***OX, TR***
				incl	***119.0***	***128.0***	***9.0***	***11.1***	***OX, TR***
				incl	***119.0***	***120.0***	***1.0***	***19.8***	***OX***
				and	***126.0***	***128.0***	***2.0***	***18.0***	***OX***
					182.0	187.0	5.0	1.58	TR, SU
Total core loss = 14.5m									

NOTE: Down hole intercepts are determined using a cut-off of 1.0 g/t Au and minimum 2m length. Such intercepts may include material below cut-off but no more than 2 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cutoffs of 2.5g/t, 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied.

The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.

The average grade over the entire hole is shown as a ranking guide and is calculated without any cut-offs applied.

The samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by ALS Laboratory Group, Townsville Qld.

Table 4 Pigibo Prospect - >0.5 g/t Au Mineralised Intercepts - reported September Qtr 2009 (analyses by Simberi EXLAB)

Hole	TIG North	TIG East	RL (m)	Dip/Azio	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1806	**208867.6**	**43898.6**	**242.1**	**-60 / 180**	**0.0**	**150.0**		**0.27**	
					62.0	69.0	7.0	1.69	OX
				incl	***64.0***	***68.0***	***4.0***	***2.34***	***OX***
					89.0	99.0	10.0	1.52	OX, TR, SU
				incl	***90.0***	***98.0***	***8.0***	***1.72***	***OX,TR, SU***

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and minimum 5m length. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cutoffs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied. The limit of detection for gold using Aqua Regia digest of a 100g charge at Simberi EXLAB is <0.02g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.01g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied. The samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by Simberi EXLAB, an in-house and on-site laboratory dedicated to exploration samples.

TATAU AND BIG TABAR ISLANDS - EL609 (Barrick JV)

Barrick has completed a mapping and rock chip sampling over Tatau Island. The multi-facet programme identified a central intermediate intrusive complex, including minor porphyitic units, with flanking mafic volcanic and volcanoclastic rock aprons. While Barrick concluded the likelihood of porphyry style copper-gold mineralisation is low, the gold potential, particularly of prospects such as Mt Tiro in the southwest and the Talik group in the central part of Tatau Island, remain to be fully evaluated.

Barrick demobilised geological staff and put the project camp on care and maintenance till end 2009.


Lithology
382 000 mN
384 000 mN
388 000 mN
N
9 696 000 mN
9 694 000 mN
9 692 000 mN
9 688 000 mN
2 kilometres
Barrick Gold Corporation
Tatau Island Mapping 2009
Interpreted Lithology
DTM/Mag Lineaments

Figure 7 Interpretive Geology – Central Tatau Is : showing intermediate intrusive complex (pink colours) with associated mafic volcanic and volcanoclastic rock aprons (green colours)

OUTLOOK

The ongoing exploration success at Simberi continues to reinforce the objective of an expansion to the existing 2Mtpa plant infrastructure. Over the course of the December quarter the Board will finalise its position on this initiative.

During the December quarter the outcome of the off market takeover offer for Australian Solomons Gold (ASG) will be known enabling any potential integration and development activities proposed for calendar 2010 to be more definitively assessed.

Equally during the December quarter progress will be made with the seeking of a TSX listing. This will not only facilitate the potential new shareholders who migrate across from ASG, but will also allow a broadening of the investor profile of Allied Gold into the North American market which has to date been under represented on the share register.

The accelerated exploration activities will continue to compliment the progress being made on the sulphide study which is expected to be completed by February 2010. The current rate of drilling is expected to be sustained over the December quarter.

Mitigation of the adverse impacts of the unseasonal weather through the initiation of a more flexible mine plan and the mobilisation of additional mining equipment will result in similar volumetric throughput in tonnes mined and tonnes processed as well as increased gold production in line with previous budget forecast for the December quarter.

Within the emerging gold sector Allied Gold is one of the few gold producers that possess significant exploration potential as well as a track record in delivering projects in challenging operating environments. The Company is committed to realising the value embedded with its organic growth initiatives and is well positioned to participate in any regional consolidation within the gold sector. Allied Gold continues to monitor and assess opportunities within the region for synergistic growth.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited
Office of the Executive Chairman
+61 8 9356 2776 phone
Corporate Office
Frank Terranova – CFO
+61 7 3252 5911 phone

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064
Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold Limited's gold production and exploration development portfolio is centred on the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the world's proven and most prospective gold jurisdictions). See diagram below.

In 2008-2009, Allied produced 72,609 ounces of gold. Studies are nearing completion on an expansion of the oxide plant from 2 Mtpa to 3 Mtpa to increase production to 100,000 oz pa. A study focused on the sulphide resources is looking at the optional configuration for 100,000 oz pa sulphide operation which would lift group production towards 250,000 oz pa by 2012.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

During 2008, Allied entered into a $20 million farm-in JV with Barrick Gold on Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Ok Tedi
Wafi
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS